UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

AGCO CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001084102
(CUSIP Number)

Robert B. Schumer, Esq. Cullen L. Sinclair, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001084102	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,150,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.15%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,263,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,263,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,059
	8	SHARED VOTING POWER 12,150,152
	9	SOLE DISPOSITIVE POWER 20,059
	10	SHARED DISPOSITIVE POWER 12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,170,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.18%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 001084102	SCHEDULE 13D	Page 5 of 7

The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer on April 9, 2013, as amended by Amendment Nos. 1 through 15 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 16 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 3. Source and Amount of Funds or Other Consideration

Except for the 20,059 shares that Ms. Srinivasan (together with the Companies (as defined below), the “Reporting Persons”) holds directly and that were awarded to her under the AGCO Corporation Long-Term Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans, was the working capital of Tractors and Farm Equipment Limited (“TAFE”) or of TAFE Motors and Tractors Limited (“TAFE Motors and Tractors” and, together with TAFE, the “Companies”). The Reporting Persons paid a total of $585,802,249.73 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares. Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation Long-Term Incentive Plan.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following paragraphs immediately before the second-last paragraph thereof:

As the Issuer’s largest shareholder, TAFE feels compelled to share its concerns with respect to the Issuer’s weakening long-term competitive position and the steps necessary to address this towards creating sustainable value for all shareholders.

TAFE’s perspectives in this regard were shared with the Board about six weeks ago and a presentation attached herewith as Exhibit H and incorporated herein by reference provides a detailed context to the issues.

While the industry and the Issuer currently continue to benefit from macro tailwinds, this masks its weakening competitive position. The Issuer must effectively implement a transformative agenda that will demonstrably improve performance vis-à-vis peers and establish a clear path for sustainable value creation through all cycles. Critical issues impacting performance as reflected in lower revenue growth, profitability, return on invested capital employed and total shareholder return vis-à-vis peers over the last ten years need urgent redressal.

It is in this context that TAFE has been stressing the need for a broad Board refresh through the appointment and election of three independent Directors with the requisite expertise and board leadership experience. This will position the Board well to provide the active engagement and oversight of strategic direction and implementation needed to improve the Issuer’s competitive position and enhance performance in line with its peers.

As stated earlier TAFE has proposed three independent Director candidates with exceptional credentials, and a fair evaluation of their leadership, experience and expertise will demonstrate that they will be valuable additions to the Board. This will also enable the transitioning of long tenured Directors and the election of a new Lead Independent Director with proven board leadership and governance experience.

CUSIP No. 001084102	SCHEDULE 13D	Page 6 of 7

TAFE believes that the Issuer, with its valuable assets and brands, offers significant opportunity for value creation. TAFE continues to be in dialogue with the Issuer to achieve this and looks forward to a positive resolution in the interest of the Issuer and all its shareholders.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares reported owned on this Schedule 13D is based on 75,220,142 shares of Common Stock outstanding as of February 22, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 1, 2021. As of the close of business on March 2, 2021, (i) TAFE beneficially owned 12,150,152 shares of Common Stock, which constituted approximately 16.15% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 4.34% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 12,170,211 shares of Common Stock, which constituted approximately 16.18% of the Common Stock outstanding, including the 20,059 shares she holds in her individual capacity. Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Each of the Companies disclaims beneficial ownership of the 20,059 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. TAFE Motors and Tractors disclaims beneficial ownership of the 8,886,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	12,150,152	0	12,150,152
TAFE Motors and Tractors	0	3,263,321	0	3,263,321
Mallika Srinivasan	20,059	12,170,211	20,059	12,170,211

(c) See Annex A hereto.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A*	Persons through whom Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies

Exhibit B†	Directors and Executive Officers of the Companies

Exhibit C*	Directors and Executive Officers of Amalgamations

Exhibit D**	Amended and Restated Letter Agreement, dated April 24, 2019, between Tractors and Farm Equipment Limited and AGCO Corporation

Exhibit E***	Limited Power of Attorney, dated as of February 17, 2021

Exhibit F*	Joint Filing Agreement, dated as of April 3, 2013

Exhibit G***	Letter

Exhibit H	Presentation

*	Included by reference to the initial filing of this Schedule 13D, filed with the SEC on April 9, 2013.

**	Included by reference to Amendment No. 10 to this Schedule 13D, filed with the SEC on April 26, 2019.

***	Included by reference to Amendment No. 15 to this Schedule 13D, filed with the SEC on February 17, 2021.

†	Amends previous filing.

CUSIP No. 001084102	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2021

TRACTORS AND FARM EQUIPMENT LIMITED,

By:	/s/ Cullen L. Sinclair
Name: Cullen L. Sinclair,
attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED,

By:	/s/ Cullen L. Sinclair
Name: Cullen L. Sinclair,
attorney-in-fact*

/s/ Cullen L. Sinclair
Cullen L. Sinclair, attorney-in-fact for
Mallika Srinivasan*

*	This Amendment No. 16 to Statement on Schedule 13D was executed by Cullen L. Sinclair as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them.

ANNEX A

Transactions by TAFE during the last 60 days: None.

Transactions by TAFE Motors and Tractors during the last 60 days: None.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.

EXHIBIT B

Directors and Executive Officers of TAFE

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of TAFE.

Name of Director	Title	Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
Ms. Mallika Srinivasan	Chairman and Managing Director	India	Chief Executive	35/77 Nungambakkam High Road Chennai 600034	20,059 (1)	None.
Mr. R.C.Banka	Director	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. P.B.Sampath	Director	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sandeep Sinha	CEO	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. S.Chandramohan	Group President	India	Finance	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr.V.P.Ahuja	Director	India	European Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sankar Datta	Director	India	Chartered Accountant	8/1, Vaidya Rama Iyer Street, T Nagar, Chennai 600017	None.	None.
Mr. Chittranjan Dua	Director	India	Lawyer	88, Sundar Nagar New Delhi 110 003	None.	None.
Mr. Gary Lee Collar	Director	US	Senior Vice President, AGCO	4177 Tami Lane, Central Point, Oregon 97052	77,123 (2)

Disposal on February 17, 2021 of 18,594 shares of Common Stock at a price of $118.71 per share of Common Stock. Receipt on February 17, 2021 of 3,250 shares, 13,200 shares and 8,025 shares of Common Stock based upon the exercise of stock appreciation rights exercisable in four equal annual instalments beginning January 26, 2017, January 24, 2018 and January 23, 2019 respectively. (2)

Disposal on February 8, 2021 of 8,620 shares of Common Stock at a price of $121.84 per share of Common Stock. Receipt on February 8, 2021 of 5,334 shares, 5,050 shares and 4.257 shares of Common Stock based upon satisfaction of certain vesting criteria for performance based awards in the 2018-2020, 2019-2021 and 2020-2022 performance cycles, respectively. (3)

Receipt on January 20, 2021 of 3,279 shares of Common Stock based upon satisfaction of certain time-based vesting criteria. (4)

Mr. P. Ganesh	CFO	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. T.R.Kesavan	Group President	India	Corporate Relations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. C.P.Sounderarajan	Company Secretary	India	Corporate Affairs	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. John Edwin	President	India	Quality – Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.

(1)	Does not include holdings of Common Stock of TAFE and TAFE Motors and Tractors, as disclosed in Item 5.

(2)	Based on report on Form 4 filed on behalf of Mr. Collar with the SEC on February 18, 2021.

(3)	Based on report on Form 4 filed on behalf of Mr. Collar with the SEC on February 10, 2021.

(4)	Based on report on Form 4 filed on behalf of Mr. Collar with the SEC on January 20, 2021.

Directors and Executive Officers of TAFE Motors and Tractors

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of TAFE Motors and Tractors.

Name of Director	Title	Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
Ms. Mallika Srinivasan	Chairman and Managing Director	India	Chief Executive	35/77 Nungambakkam High Road Chennai 600034	20,059 (1)	None.
Dr. Lakshmi Venu	Deputy Managing Director	India	Strategy & Operations	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. P.B.Sampath	Director	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sandeep Sinha	Director	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. S.Chandramohan	Director	India	Finance	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sankar Datta	Director	India	Chartered Accountant	8/1, Vaidya Rama Iyer Street, T Nagar, Chennai 600017	None.	None.
Mr. T.R.Kesavan	Director	India	Corporate Relations	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. P. Ganesh	CFO	India	Chartered Accountant	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. C.P.Sounderarajan	Company Secretary	India	Corporate Affairs	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. Alok Mam	Sr. Vice President	India	Manufacturing	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.
Mr. V P Arya	Sr. Vice President	India	Finance	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.
Mr. N. Subramanian	Sr. Vice President	India	Marketing	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.

(1)	Does not include holdings of Common Stock of TAFE and TAFE Motors and Tractors, as disclosed in Item 5.

EXHIBIT H

Presentation

AGCO: Perspectives on Performance

March 1, 2021

March 1, 2021 Discussion Materials AGCO: Perspectives on Performance

Disclaimer

MOELIS & COMPANY

THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF TRACTORS AND FARM EQUIPMENT LIMITED (TOGETHER WITH ITS AFFILIATES, THE "SHAREHOLDER"), WHICH OPINIONS ARE BASED EXCLUSIVELY ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO AGCO CORPORATION (THE "ISSUER"). THESE MATERIALS ARE FOR GENERAL INFORMATIONAL PURPOSES ONLY. THEY DO NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THESE MATERIALS, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. OPINIONS EXPRESSED HEREIN ARE CURRENT OPINIONS AS OF THE DATE APPEARING IN THIS MATERIAL ONLY. THE SHAREHOLDER DISCLAIMS ANY OBLIGATION TO UPDATE THE DATA INFORMATION OR OPINIONS CONTAINED HEREIN. UNLESS OTHERWISE INDICATED, FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE APPLICABLE REGULATOR BY THE ISSUER OR OTHER COMPANIES THAT THE SHAREHOLDER CONSIDERS COMPARABLE AND FROM OTHER THIRD PARTY REPORTS.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THESE MATERIALS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THE SHAREHOLDER DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS. THE SHAREHOLDER HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO THE USE HEREIN OF PREVIOUSLY PUBLISHED INFORMATION. ANY SUCH INFORMATON SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

ALTHOUGH DATA AND INFORMATION CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED TO BE RELIABLE, THE SHAREHOLDER DOES NOT GUARANTEE THEIR ACCURACY, COMPLETENESS OR FAIRNESS. THE SHAREHOLDER HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES. NO WARRANTY IS MADE THAT ANY DATA OR INFORMATION CONTAINED HEREIN, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH A REGULATOR OR FROM ANY THIRD PARTY, IS ACCURATE. THE SHAREHOLDER SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY REGULATORY FILING OR THIRD PARTY REPORT.

THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS, PRO FORMA INFORMATION AND POTENTIAL IMPACT OF THE PROPOSALS SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT THE SHAREHOLDER BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL.

THE SHAREHOLDER CURRENTLY HOLDS A SUBSTANTIAL AMOUNT OF SHARES OF COMMON STOCK OF THE ISSUER. THE SHAREHOLDER MAY FROM TIME TO TIME SELL ALL OR A PORTION OF ITS SHARES IN OPEN MARKET TRANSACTIONS OR OTHERWISE, BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES, IN EACH CASE SUBJECT TO CERTAIN RESTRICTIONS ON THE SHAREHOLDER AQUIRING ADDITIONAL SECURITIES OF THE ISSUER SET FORTH IN THE AMENDED AND RESTATED LETTER AGREEMENT BETWEEN THE SHAREHOLDER AND THE ISSUER, DATED AS OF APRIL 24, 2019 AND ATTACHED AS EXHIBIT 10.1 TO THE FORM 8-K OF THE ISSUER FILED ON SUCH DATE (THE "LETTER AGREEMENT"). THE SHAREHOLDER ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENT IN THE ISSUER AS IT MAY DEEM APPROPRIATE INCLUDING, BUT NOT LIMITED TO COMMUNICATING WITH MANAGEMENT OF THE ISSUER, THE BOARD OF DIRECTORS OF THE ISSUER, AND OTHER INVESTORS, IN EACH CASE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE LETTER AGREEMENT. NEITHER THESE MATERIALS NOR ANYTHING CONTAINED HEREIN IS INTENDED TO BE, NOR SHOULD IT BE CONSTRUED OR USED AS, INVESTMENT, TAX, LEGAL OR FINANCIAL ADVICE, AN OPINION OF THE APPROPRIATENESS OF ANY SECURITY OR INVESTMENT OR AN OFFER, OR THE SOLICITATION OF ANY OFFER TO BUY OR SELL ANY SECURITY OR INVESTMENT.

1

2 Tractors and Farm Equipment Limited (“TAFE ”) and our Investment in AGCO As AGCO’s largest shareholder for over 7 years, we would like to share our views on how AGCO can strengthen its competitive position and create sustainable shareholder value ▪ TAFE is AGCO’s largest shareholder and currently holds a 16.2% stake valued at $ 1.6 billion 1 ▪ TAFE has been AGCO’s largest shareholder since 2013 and has always had a long - term perspective, focused solely on enhancing sustainable shareholder value ▪ Given her relevant experience, Ms. Mallika Srinivasan , Chairman and Managing Director of TAFE, joined AGCO’s Board of Directors (the “Board”) in 2011, one year before TAFE acquired its interest in AGCO – Ms. Srinivasan has extensive strategic and leadership experience in the global farm equipment industry, particularly in India and other fast - growing developing markets TAFE is a leading global tractor manufacturer and a strategic long - term investor in AGCO TAFE’s views of its investment in AGCO ▪ We believe that AGCO possesses a solid foundation with differentiated brands that can be leveraged to capture market share globally ▪ However, AGCO has underperformed vs. peers including John Deere, Kubota and CNH and has failed to deliver on its long - term operating margin target ▪ Critical issues including an unconsolidated and high cost manufacturing footprint, strategic missteps in Brazil and China and the acquisition of GSI have materially impeded the company’s valuation, performance and ability to weather any future cyclical downturn ▪ TAFE sees an opportunity for the Board to drive improvement around growth, profitability and competitive positioning through an enhanced focus on AGCO’s strategic direction, operational efficiencies and corporate governance ▪ As a player in the space, and as AGCO’s largest shareholder, TAFE has views on how to address prior strategic missteps and increase shareholder value and believes that enhancements to corporate governance are a key element of such an effort ▪ To be clear, as a long - term strategic investor in AGCO, our goal is to work constructively with management and the Board to create and sustain long - term value for all shareholders and enable AGCO to mitigate the potentially devastating effects of the next cyclical downturn 1. Bloomberg as of 3/1/2021

3 What We Believe Enables a Board to Create Sustainable Shareholder Value The Right Expertise x Elect a diverse and experienced Board with the appropriate expertise that is relevant for AGCO’s go - forward growth x We believe AGCO would benefit from additional directors with expertise in agribusiness, finance, global supply chains and the transformation of businesses in an evolving, tech - forward global context Board Oversight of Strategy Implementation and Focus on Execution x Effectively oversee the formulation and execution of a strategic plan that enhances AGCO’s competitive position and bridges t he performance gap vs. peers x Set clear operating targets and communicate the management team and Board's plan for achieving such targets with shareholders Environment to Facilitate Debate x Allow for diverse perspectives to be heard in a healthy environment under the supervision of an experienced I ndependent Chair and a Lead Independent Director with prior proven Board leadership experience x Implement an ongoing Board refreshment program to allow for new perspectives through term limits of 10/12 years for independent directors and transition out long - tenured directors Alignment with Shareholders x Implement appropriate executive compensation policies with incentives that align management performance with shareholder value x Ensure that Board members are aligned with shareholders through stock ownership; o pen market share purchases by Board members would further increase alignment with shareholders Shareholder Friendly Corporate Governance x Proactively engage with shareholders on governance, strategy and performance matters x Actively respond to shareholder concerns through appropriate actions

TAFE’s Perspectives ▪ AGCO’s recent share price performance has resulted from strong macro tailwinds in the agricultural sector; however, this may not be sustainable in the medium to long term given the Company’s relatively weaker operating performance and competitive positioning – Commodity price increases and improving global farmer sentiment have resulted in a “rising tide that lifts all boats” for ag equ ipment players – Despite recent strong share price performance, AGCO’s TSR has still underperformed peers Deere and Kubota over the past 10 years by 240% and 84%, respectively 1 ▪ Strategic missteps have resulted in slower growth, lower profitability and unacceptable returns on invested capital – AGCO’s weakened competitive position in key markets has led to revenue growth that lags peers – A persistent inefficient manufacturing footprint and high SG&A costs have led to operating margins that meaningfully trail peers – Ineffective capital allocation has failed to consistently generate returns that exceed the Company’s cost of capital ▪ We believe that material risks exist for AGCO’s shareholders in the inevitable cycle downturn and that the Board should proactively focus on minimizing such risks now – The Board needs to actively engage on AGCO’s strategy to ensure that AGCO is prepared to outperform throughout the ag cycle – Strategy assessment should be actively overseen by a Board with the relevant experience and expertise in order for AGCO to regain its competitive position and achieve profitable growth comparable to peers ▪ AGCO’s Board must urgently drive a transformative strategy before the cycle inevitably turns – Recent share price appreciation driven by ag cycle momentum will not last forever; it is imperative that the Board move swiftly to enact change before market conditions deteriorate 4 1. Capital IQ as of 3/1/2021

Lower Market Valuation Relative to Peers x Recent stock price performance largely attributable to the strong ag sector outlook x AGCO currently trades 3 at a ~(4.6x) discount on an EV/ NTM EBITDA basis to Deere, its closest North American peer x AGCO has underperformed Deere and Kubota on a 10 - year TSR basis 3 , returning ~164% to its shareholders while Deere has increased ~404% and Kubota has increased ~248% Deteriorating Competitive Position & Slow Revenue Growth vs. Peers x Since 2009, AGCO’s competitive position has deteriorated from #3 to #4, having significantly underperformed on ag equipment revenue growth vs. Kubota, despite starting from a similar base x Over the same time period, AGCO has failed to narrow the relative size difference in ag equipment revenue with industry leader John Deere x Strategic missteps have resulted in a deteriorating market position in Brazil, continued sub - scale presence in North America (a key market) and an unsuccessful investment initiative in China x Europe has become the primary driver of profitability; however, it continues to be a low - growth market Inefficient Cost Structure x AGCO’s operating profit margins are the lowest among its peers 1 (7.0% vs. ~11.1% peer 2 average for 2020) x Lower margins have been driven by an unconsolidated and inefficient manufacturing / operating footprint, costly sourcing practices and higher SG&A relative to peers 1 Insufficient Board Oversight of Capital Allocation & Investments x Investment returns have not been able to consistently exceed AGCO’s cost of capital over the past 5 years x Acquisitions have not delivered the intended strategic benefit and have eroded value for shareholders x Key investments across GSI and China have not delivered acceptable returns while returns from IDEAL are yet to be realized Inadequate Corporate Governance & Strategic Oversight x Lack of Board oversight and engagement on strategy and performance x No Board accountability or correction of strategic missteps when Company fails to achieve stated goals (e.g. 10% operating margin target first introduced in 2010) x Failed say - on - pay in 2019 and poor shareholder support in 2020 even with commitments to enhance AGCO’s compensation program AGCO’s Underperformance & Opportunities for Value Enhancement 5 The Board needs to actively address AGCO’s underperformance now in order to ensure that AGCO’s shareholders are protected over the course of the ag cycle 1. Peer group includes CNH Industrial, John Deere and Kubota 2. Peer group average FY20 Agriculture (“Ag”) equipment operating margin for CNH Industrial, John Deere and Kubota; Ag equipment fo r Deere represented by Ag and Turf segment, Ag equipment for CNH represented by Agriculture segment, Ag equipment for Kubota represented by Farm & Industrial Equipment segmen t ; Ag equipment for AGCO represented by whole company data 3. Capital IQ as of 3/1/2021

$5 $10 $15 $20 $25 $30 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021E Deteriorating Competitive Position & Slow Revenue Growth vs. Peers Since 2009, AGCO has failed to narrow the relative size difference with industry leader John Deere, and its competitive position has deteriorated from #3 to #4 Agricultural Equipment Revenue 1 ($ Bn ) Size Relative to AGCO (w/o GSI) 2009 284% 2 278% 132% 164% 171% 100% $10.3 $8.2 $12.3 $ 15.3 $ 27.6 Projections Source: Company filings; Projections for AGCO, CNH and Deere are an average of research estimates from Morgan Stanley and William Blair; Kubota projections are an average of re sea rch estimates from Morgan Stanley and Mitsubishi Note: For Kubota, 2009 - 2014 data has been calendarized given they had a March FY end in those years, data for 2015 onward represents FY ending in December; Deere data corresponds to FY ending in October 1. Agricultural (“Ag”) equipment revenue for Deere represented by Ag and Turf segment (starting FY21, Deere divided its Ag and T urf Segment into two new segments – Production and Precision Agriculture & Small Agriculture and Turf), Ag equipment revenue for CNH represented by Agriculture segment, Ag equipment revenue for Kubota represented by Farm & Indust ria l Equipment segment; Ag equipment revenue for AGCO represented by whole company data 2. Represents relative size of Deere’s LTM ag equipment revenue as of 1/31/21 vs. AGCO FY20 (ending 12/31/21 ) 3. Kubota’s annual revenue converted from JPY to USD at the average FX rate for each respective year 6 (w/o GSI) (w/ GSI) 3 Size Relative to AGCO (w/o GSI) 2020 2020 results of AGCO and CNH benefited from strong Q4 performance especially given weaker H1 due to COVID; JD 2020 results did not capture this Q4 momentum given fiscal year ended October 31 JD LTM ag equipment revenue as of 1/31/21 benefited from strong fiscal Q1 2021 results

Deteriorating Competitive Position & Slow Revenue Growth vs. Peers AGCO’s competitive position has weakened in key geographies over the years due to a variety of strategic missteps North America Europe ▪ AGCO’s market share in 2019 is nearly half (~30%) of what it was in 2009 (55% - 60%) with John Deere capturing a significant portion of AGCO’s lost market share (from ~ 15% - 20 % market share in 2009 to 35% - 40 % in 2019) ▪ Flawed strategy for key segments including large ag, sugarcane and small ag ▪ Insufficient investment across products, indigenization and market development despite relevant products and resources being available globally ▪ Given AGCO’s weakened competitive position, the Company, backed with determined execution, must make the costly but necessary investments to regain share ▪ NA is an attractive and profitable market with two main segments (<100 HP, > 100 HP) each having a dominant segment leader with 40% - 60 % market share ▪ AGCO has 3 main brands – MF, Fendt and Challenger – each of which are significantly sub - scale in >100 HP (AGCO share ~10% with individual brand shares ranging from ~ 2% - 6%) ▪ Remains marginal in the <100 HP segment, with <10% market share while segment leader has 40%+ share ▪ Has not leveraged the global portfolio, or made appropriate product / market investments in a timely fashion to significantly move the needle in the North American market ▪ Given AGCO's sub - scale position, significant market investments will be required to create a sustainable competitive play ▪ AGCO has performed well in Europe; however, the region has low - growth ▪ Fendt has maintained its market position, but Deere has grown market share faster ▪ While Valtra has gained traction with new products and network improvements, MF's market position has languished due to unclear product positioning ▪ AGCO's dependence on Europe is a key risk given the region’s low growth, necessitating a concerted strategic effort to broad - base revenues Source: Market research, Internal Estimates 7 Brazil

Bloomberg WACC Deteriorating Competitive Position & Slow Revenue Growth vs. Peers Commentary AGCO Revenue By Geography Over Time ($ Bn ) 8 Source: Bloomberg, CapIQ , Company Filings, Morningstar 1. Operating profit by geography used to calculate operating margin excludes corporate and other unallocated expenses 2. ROA calculated as geographic Operating Profit x ( 1 - tax rate) / Average Assets; tax rate standardized at 30% from 2014 - 2020 3. Europe & Others includes Europe, Asia/Pacific, Middle East and Africa 4. Represents year ending WACC as per Bloomberg ; Morningstar’s WACC represents the low end of their estimated WACC range for AGCO since 2017 (ranged from 9.3% - 9.7%) $0.9 4 $2.2 $6.1 9 % AGCO Operating Margin By Geography Over Time 1 AGCO Return on Assets (“ROA”) By Geography Over Time 2 3% 13% 17% South America Europe & Others North America 3% 9% 11% 1% % figures represent 2014 – 2020 Revenue CAGRs (2%) (10%) 9% 3 Morningstar WACC 4 ▪ AGCO relies heavily on Europe, which has driven strong consistent operating margins and high returns ― Other operating regions adversely impacted by poor competitive position during the down - cycle ▪ Strategies in North and South America have resulted in operations that fail to consistently generate returns above AGCO's cost of capital ― From a low base in 2014, revenues have further declined in North & South America ― North & South America operating margins were similar to Europe in 2014, but declined substantially in the subsequent years ▪ Strategic missteps have resulted in an over - reliance on Europe to drive profitability and returns for AGCO ― The Board must take immediate actions to course - correct and put AGCO on a path of sustained growth and consistent profitability across ag cycles in all operating regions and brands Europe is the primary driver of growth and profitability in AGCO as other regions languish $0 $2 $4 $6 $8 2014 2015 2016 2017 2018 2019 2020 (6%) (3%) 0% 3% 6% 9% 12% 2014 2015 2016 2017 2018 2019 2020 (5%) 0% 5% 10% 15% 20% 2014 2015 2016 2017 2018 2019 2020

0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021E  Sub - optimal footprint with low capacity utilization – Similar footprint vis - à - vis peers who have significantly larger volumes  Global sourcing efforts lag peers in quantum and realized cost savings – Relatively lower global component sourcing and savings compared to automotive benchmarks  Significantly higher SG&A relative to peers 2 – SG&A levels driving lower margins - ~3 - 4 % gap vs. larger peers 2 Inefficient Cost Structure AGCO’s operating profit margin has been lowest among peers driven by a sup - optimal sourcing footprint and higher SG&A than peers Key Cost Structure Issues Operating Profit Margin for Agricultural Equipment 1 (%) 8% 11% 14% 18% Projections Source: Company filings; Projections for AGCO, CNH and Deere are an average of research estimates from Morgan Stanley and William Blair; Kubota projections are an average of re sea rch estimates from Morgan Stanley and Mitsubishi Note: For Kubota, 2009 - 2014 data has been calendarized given they had a March FY end in those years, data for 2015 onward represents FY ending in December; Deere data corresponds to FY ending in October; AGCO Operating Margin reflects Adjusted Operating Profit Margin 1. Agricultural (“Ag”) equipment performance for Deere represented by Ag and Turf segment (starting FY21, Deere has divided its Ag and Turf Segment into two new segments – Production and Precision Agri culture & Small Agriculture and Turf), Ag equipment performance for CNH represented by Agriculture segment, Ag equipment performance for Kubota represented by Farm & Industrial Equipment segment; Ag equipment performance for AGCO represented by whole company data 2. SG&A comparison relative to Deere and CNH; Kubota’s SG&A includes R&D and other expenses and is therefore less comparable 9 7% 8% 12% 13% LTM as of 1/31/21 - 16%

Insufficient Board Oversight of Capital Allocation & Investments

Limited engagement and oversight by the Board has resulted in high cost projects and unsuccessful acquisitions, thus contributing to poor returns that have failed to materially exceed the Company's cost of capital

Commentary

- AGCO's historical acquisitions have eroded shareholder value
- GSI, one of AGCO's largest acquisitions, has proven to be of little strategic value
  - — No synergies realized and "countercyclical play" has failed to materialize
  - — Has resulted in a write-down of ~$176mm with the potential for more to come
- Add-on acquisitions have been low value-add and have contributed to poor returns on invested capital
- AGCO and the Board have failed to prove an ability to effectuate an acquisition strategy that creates value for shareholders

AGCO Reported ROIC vs. WACC Over Time[1]



10%
9%
8%
7%
6%
5%
2016
2017
2018
2019
9%
8%
7%
ROIC
Bloomberg WACC
Morningstar WACC

Acquisitions have failed to create meaningful and sustained value

Year	Acquisition	Investment
2011	*Acquired* **GSI** *Global Grain Business*	~ $930M
2014	*Acquired* **Intersystems** *Material Handling & Industrial Shipping*	~ $130M
2015	*Acquired* **Farmer Automatic** *Poultry Solutions*	~ $18M
2016	*Acquired* **Techno Poultry** *Poultry / Swine Business*	~ $64M
2016	*Acquired* **Cimbria** *Global Grain Business*	~ $340M

$930M investment for revenues of $700M

Investments of $556M for revenues (at acquisition) of $350-400M

GSI revenues remain flat at $1bn in 2019 despite investments of $1.5bn (including GSI and other acquisitions) of which $176mm has already been written off

Source: Bloomberg, Company filings, Morningstar, market feedback

1. Represents AGCO's reported ROIC as referenced in proxy statements, year ending WACC as per Bloomberg; Morningstar's WACC represents the low end of their estimated WACC range for AGCO since 2017 (ranged from 9.3%-9.7%)

10

Insufficient Board Oversight of Capital Allocation & Investments

AGCO's other major investment projects have also faltered due to the Board's lack of strategic input and oversight

China investment failed to meet objectives

Investment Rationale

Major investment made in China with the intent of:

- Building a presence in Chinese market
- Leveraging low-cost manufacturing from China for exports

Factory was set up in Changzhou in 2010 with capacity of 20k

Outcome

Total production well below capacity of 20k

- Negligible market share
  - Limited traction in local market
- Limited exports from China to global markets

IDEAL program yet to ramp up and deliver desired results

AGCO Lags Behind Peers in Combines Market

Revenue from Combines (2019)



Deere larger than CNH in combines revenue, exact revenues not disclosed
$2.2B
Claas larger than AGCO and smaller than CNH in combines revenue, exact revenues not disclosed
$0.3B
JD
CNH
Claas
AGCO
% share of Company ag revenue
20%
3%

IDEAL Program Delayed

- **Weak market position** across key combine markets
- IDEAL was originally planned to launch across different markets **in 2018**
- IDEAL program **has taken longer than anticipated** to ramp up
- The program is **yet to deliver satisfactory results**

Source: Company filings and other publicly available information, market feedback and forums, internal estimates, market research

11

(100%) -- 100% 200% 300% 400% 500% Mar-11 Feb-13 Mar-15 Feb-17 Mar-19 Mar-21 404% 164% 39% 248% Despite strong recent share price performance, AGCO’s TSR has trailed both Deere and Kubota over the last 10 years, with an increasing valuation gap on a EV / NTM EBITDA basis 10 - Year Total S hareholder Return 10 - Year EV 2 / NTM EBITDA Multiples Source: Capital IQ as of 3/1/2021 1. Reflects performance since 9/30/2013 when CNH started trading publicly on the NYSE 2. Deere and CNH’s Enterprise Values have been adjusted to exclude debt associated with their financing divisions 3. Reflects average multiple since 10/9/2013 4. TAFE filed Form 13D/A on 11/12/2020 regarding certain corporate governance changes to enhance shareholder value 12 13D/A Filing 4 1 Lower Market Valuation Relative to Peers 3 2.0x 5.0x 8.0x 11.0x 14.0x 17.0x 20.0x Mar-11 Feb-13 Mar-15 Feb-17 Mar-19 Mar-21 9.7x 13.1x 14.3x 7.8x 10 Year 5 Year 3 Year 1 Year Current JD 9.1x 11.0x 10.8x 12.7x 14.3x Kubota 10.6x 10.9x 10.8x 11.5x 13.1x AGCO 7.8x 9.1x 8.3x 9.0x 9.7x CNH 6.7x 7.0x 6.6x 7.3x 7.8x AGCO Prem. / (Disc.) to JD (1.3x) (1.8x) (2.5x) (3.6x) (4.6x) Average EV / NTM EBITDA Multiple TSR 10 Year 5 Year 3 Year 1 Year JD 404% 391% 142% 123% Kubota 248% 87% 38% 67% AGCO 164% 174% 105% 109% CNH NA 147% 21% 64%

13 Opportunities for Value Enhancement AGCO must take immediate and comprehensive action to enhance value for shareholders Growth Strategy Cost Reduction Portfolio Restructuring Reset gross margins : ▪ Transform manufacturing footprint to address AGCO's low utilization ▪ Optimize sourcing through an increased share of global buying ▪ Align SG&A spend with peers through a review of sales and marketing teams productivity, office footprint and integrated GTM structure ▪ Build sustainable market share for brands in U.S. ▪ Focus on recovery in Brazil and growth in other South American markets ▪ Scale IDEAL to build strong market share in combines ▪ Achieve long - term operating margin goal of 10% in next two years ▪ Set robust revenue growth targets to match and exceed peer growth rates Corporate Governance Reset ▪ Induct directors with strong expertise in agribusiness , finance, global supply chains and the transformation of businesses in an evolving, tech - forward global context ▪ Appoint a new Lead Independent Director with strong Board leadership experience ▪ Improve engagement with stockholders on governance, strategy & performance matters ▪ Re - evaluate GSI’s role in the portfolio given the lack of synergies realized from original investment and subsequent bolt - on acquisitions, failure to provide “countercyclical” benefits and its low growth and margins profile ▪ Re - evaluate strategy in China given AGCO’s inability to scale or gain any market share ▪ Right - sizing AGCO’s business can increase focus on the Company’s more profitable and differentiated businesses

Proposed Next Steps 14 ▪ We are engaged in discussions and look forward to working productively with the AGCO Board to enhance long - term sustainable value for all of AGCO’s shareholders ▪ As the largest shareholder of AGCO, we believe that the Company has tremendous potential and has many opportunities to improve its competitive positioning, market share and profitability ▪ Recent actions to refresh the Board and establish term limits for Board leadership positions are encouraging, however, we feel additional changes are still needed: – Appointment of three new independent directors to the Board as recommended by TAFE – Appointment of a new Lead Independent Director with strong Board leadership experience – Formation of a strategy committee to assess AGCO’s opportunities for value enhancement and to oversee execution of the strate gic plan ▪ We believe that the Board , refreshed with the necessary expertise and leadership skills, needs to address all the critical risks by engaging on and overseeing a transformative agenda in a determined, time - bound manner to protect and enhance shareholders' interests through all stages of the ag cycle